December 6, 2006
Mr. Michael Pressman
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20002

Re:	VMS National Properties Joint Venture
Schedule 13E-3 filed November 2, 2006
File No. 5-56419

Form S-4/A filed November 1, 2006
File No. 333-136801
Dear Mr. Pressman:
     In connection with the review by the Securities and Exchange Commission of the above-referenced filings of VMS National Properties Joint Venture (the “Partnership”) set forth below are responses to the Staff’s comments, all of which comments are contained in the letter from you to me dated November 17, 2006. Capitalized terms used in the responses set forth below that are not defined herein have the meanings given to such terms in the Form S-4.
General
1.	We are still considering your response to prior comment 5. Any additional comments will be provided in a subsequent letter.

Response: We note that the Staff discussed with us certain of its views with respect to pro forma financial information and unaudited financial statements of the properties being sold during a conference call on November 30, 2006. We understand that the Staff believes that such information could be useful to limited partners in evaluating the effects of the Transactions on the Partnerships’ financial

Mr. Michael Pressman
December 6, 2006

statements under different potential outcomes. Although the filing parties believe it is likely that the Transactions will be completed if limited partners owning more than 50% of the aggregate units of the Partnerships do not object to the Transactions, the filing parties acknowledge that (i) limited partners may object separately to the Affiliated Contribution and Unaffiliated Sales and (ii) different combinations of outcomes are possible with respect to completion of the Affiliated Contribution and Unaffiliated Sales. Accordingly, the filing parties intend to provide additional information in the proxy statement-prospectus, as described below.
In Amendment No. 3 to the Registration Statement, which the filing parties anticipate filing within the next two weeks, the filing parties intend to provide separate unaudited financial statements for the Affiliated Contribution Properties as a group and for the Unaffiliated Sale Properties as a group. The unaudited financial statements will be presented for the periods required by Rules 3-01 and 3-02 of Regulation S X.
The filing parties also intend to provide, in Amendment No. 3 to the Registration Statement, pro forma financial information in accordance with Rule 11-02 of Regulation S X under each of the following potential outcomes.
1. Both the Unaffiliated Sales and Affiliated Contribution are completed. We believe this is the most probable outcome and effectively results in a complete liquidation of VMS and the Partnerships.

2. The Unaffiliated Sales are completed, but the Affiliated Contribution is not completed.

3. The Affiliated Contribution is completed, but the Unaffiliated Sales are not completed.

4. Neither the Unaffiliated Sales nor the Affiliated Contribution is completed.
Each of these presentations of pro forma financial information will give effect to the assumption that the existing VMS mortgage debt is refinanced as described in the proxy statement-prospectus.
Form S-4
2.	We note your response to prior comment 2 and the additional disclosure regarding the refinancing. It appears that there remain substantial uncertainties regarding whether and in what form the refinancing and the Unaffiliated Sales will occur and that these uncertainties may impact a holder’s decision to object to the Affiliated Contribution. Accordingly, please expand your disclosure to clearly and prominently define the circumstances under which you would recirculate

Mr. Michael Pressman
December 6, 2006

proxy materials to afford holders a renewed opportunity to object to the Affiliated Contribution.
Response: We note the Staff’s comment and have revised disclosure in “Summary—Estimated Distribution and Tax Consequences” and elsewhere throughout the proxy statement-prospectus to indicate that the refinancing and Unaffiliated Sales are anticipated to occur as described. VMS acknowledges its obligation to revise and recirculate the proxy statement-prospectus in the event that actual events differ materially.
3.	We note that your appraisals will be updated to the most reasonably practicable date prior to mailing. Please expand your disclosure to explain whether updates to the appraisals could have the effect of lowering the estimated amounts to be paid.
Response: We note the Staff’s comment and respectfully submit that the updated appraisals will be received prior to mailing and that any impact of such updates on the consideration required to be paid pursuant to the Contribution Agreement will be known and reflected in the final proxy statement-prospectus. Aimco Properties, LLC has indicated that a reduction in the appraised value of the Affiliated Properties will not result in a reduction of the consideration provided for in the Contribution Agreement, but will determine whether to increase the consideration based on increased appraised values following receipt of the updated appraisals. The disclosure will be revised to reflect the determination.
4.	Please supplementally explain the potential impact to the estimated distribution if the refinancing or Unaffiliated Sales were to not occur. In that regard, we note that your “calculations are estimated based upon information currently available to the Managing General Partner and are provided as an example only.”

Response: As noted above in the response to Comment #2 and as discussed with the Staff on November 28, 2006, the filing parties expect the refinancing and the Unaffiliated Sales to occur substantially as described in the proxy statement-prospectus and hereby acknowledge the obligation to revise and recirculate in the event of a material change. We have revised the language referenced in your comment above and another similar occurrence on page 14 to remove any implication that the disclosure is one example among many.
Alternatives Considered, page 17
5.	Please expand to discuss the alternatives considered by each affiliate. Refer to Item 1013(b) of regulation M-A.

Mr. Michael Pressman
December 6, 2006

Response: We note the Staff’s comment. Disclosure has been revised in this section to clarify that each affiliate considered the alternatives discussed.
Expected Benefits of the Transaction, page 22
6.	We note your response to prior comment 30. The current disclosure in this section addresses the expected benefits to parties in their capacity as limited partners. Item 1013 of Regulation M-A requires you to discuss the benefits and detriments of the Rule 13e-3 transaction to the company, its affiliates and the unaffiliated security holders, and to quantify the benefits and detriments to the extent practicable. Please revise this section and your “expected detriments” section to address the benefits and detriments to all applicable parties. Also, quantify any expected benefits and detriments to the extent practicable. In that regard, please consider moving the disclosure added in response to prior comment 32 into this section.

Response: We note the Staff’s comment and have revised the disclosure in this section in response, which revision includes relocating the disclosure added in response to prior comment 32 into this section. We also note supplementally that the VMS Related Parties believe that the detriments described are applicable to all limited partners and that there are no material detriments to the VMS Related Parties that are not also detriments to unaffiliated limited partners.
7.	We note your response to prior comment 31. Please disclose the management fees received by the managing partner as a percentage of gross receipts and in dollar amount.

Response: We note the Staff’s comment and have revised disclosure in the section “Expected Benefits of the Transactions—Elimination of Management Fees” on page 17 in response.
Fairness of the Transactions
8.	We note your response to and reissue prior comment 36. Given the uncertainties relating to the refinancing and unaffiliated sales, your disclosure Item 1014 must address fairness to unaffiliated holders of the Affiliated Contribution based on the multiple potential outcomes. In the alternative, please clarify the precise limitations of the fairness discussion and acknowledge that the fairness discussion will be updated with any potential resolicitation.

Response: As noted above in the response to Comment #2 and #4 and as discussed with the Staff on November 28, 2006, the filing parties expect the refinancing and the Unaffiliated Sales to occur substantially as described in the

Mr. Michael Pressman
December 6, 2006

proxy statement-prospectus and hereby acknowledge the obligation to revise and recirculate in the event of a material change. Disclosure in “Estimated Distributions and Tax Consequences — Estimated Distribution—Proceeds of Refinancing” and “—Proceeds of Unaffiliated Sales” has been revised to clarify this point.
9.	We reissue prior comment 38. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail, including quantification where appropriate. Revise the fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719.

Response: We note the Staff’s comment and have revised disclosure in “Fairness of the Transactions” beginning on page 21 to address the comment.
10.	We reissue prior comment 39. Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide cursory discussion of some of the factors upon which the fairness determination was based. A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. Please revise. Refer to In the Matter Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988).

Response: We note the Staff’s comment and have revised disclosure in “Fairness of the Transactions” beginning on page 21 to address the comment.
11.	We reissue prior comment 40. If one party relied on the analysis of another, such as the financial advisor or appraiser, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.

Response: We note the Staff’s comment and have revised disclosure in “Determination of Consideration Based on Independent Appraisals—Determination of Consideration” in response.
12.	We are unable to find disclosure responding to prior comment 41. Please advise or revise.

Mr. Michael Pressman
December 6, 2006

Response: We note the Staff’s comment. In light of our discussion on November 28, 2006, we have revised the disclosure in “Fairness of the Transactions—Procedural Fairness” to clarify that the conflicts of interest were considered in evaluating the procedural safeguards set forth in Items 1014(c)-(e). We note that the subject company in this case is a partnership without a board of directors, and that the board of directors of the general partner of the partnership has no independent directors. As a result, there are no unaffiliated parties available to serve as, or to hire, an unaffiliated representative to negotiate on behalf of the unaffiliated limited partners. As a result, the procedural protections referenced in 1014(d) and (e) of Regulation M-A are not available under these circumstances. The procedural protection set forth in 1014(c) was considered, but the VMS Related Parties believe that the approval procedures set forth in the Partnership Agreements were sufficient, in light of the other factors described in the proxy statement-prospectus. Disclosure in “Fairness of the Transactions” has been revised to explicitly disclose the difference this decision makes on the number of objections necessary to disapprove the Affiliated Contribution.
13.	We are unable to find disclosure in responding to prior comment 42. Please advise or revise.
Response: We note the Staff’s comment and understand, per our discussion on November 28, 2006, that this comment has been resolved.
14.	Please note that given the substantial revisions required to your fairness section, we will withhold further comment on this section at this time.

Response: The Staff’s comment is noted.
Determination of Consideration Based on Independent Appraisal, page 40
15.	We note your response to prior comment 45. Please disclose any other appraisers considered and please discuss the impact, if any, of AIMCO’s historical relationship with KTR in the selection process. Refer to Item 1015(b)(3) of Regulation M-A. In addition, please explain the basis for your statement that the Managing General Partner retained KTR. In that regard, we note that the appraisals are addressed to AIMCO and the compensation was paid by AIMCO.

Response: We note the Staff’s comment and have revised disclosure in “Determination of Consideration Based on Independent Appraisals—Selection and Qualifications of Independent Appraiser” and “—Compensation of Appraiser” in response.

Mr. Michael Pressman
December 6, 2006

The Transactions, page 51
16.	We are unable to find disclosure in responding to prior comment 46. Please advise or revise.

Response: We note the Staff’s comment and have revised the disclosure on the cover page, the notice, page 1 of the Summary and in “The Transactions” on page 47 in response to this comment.
17.	We reissue prior comment 47. Please expand your disclosure to explain how Aimco arrived at its valuations including any material assumptions underlying the analyses.

Response: We note the Staff’s comment and, in light of our discussion on November 28, 2006, have revised “The Transactions” on page 44 to disclose that the internal valuations were prepared independently of the Affiliated Contribution and in connection with Aimco’s financial reporting process.
18.	We note your response to prior comment 49. Please provide a detailed legal analysis supporting your apparent conclusion item 1015 disclosure is not required with respect to the appraisals.

Response: We note the Staff’s comment and respectfully submit that the value estimates received from the broker selected to market the Unaffiliated Sale Properties for sale are not appraisals required to be described pursuant to Regulation M-A or filed pursuant to Item 1016 of Regulation M-A. Item 1015 of Regulation M-A requires disclosure regarding “any report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction.” As noted in our earlier response, the value estimates from the broker are related to the unaffiliated transaction, rather than the proposed transaction involving affiliates. As a result, the interests of all limited partners are aligned to achieving the highest possible price for the properties that are the subject of the unaffiliated transaction. In any event, the value estimates from the broker are not material in light of the common interest of all limited partners in achieving the highest possible sale price for these properties. As a result, and in light of the potential harm to all limited partners previously discussed with the Staff that are likely to occur if such minimum prices are required to be disclosed, we respectfully request the Staff’s concurrence.
19.	We are unable to locate the disclosure provided in response to comment 52. Please advise.

Mr. Michael Pressman
December 6, 2006

Response: We note the Staff’s comment and understand, per our discussion on November 28, 2006, that this comment has been resolved.
     Additionally, at the Staff’s request, this letter constitutes an acknowledgement on behalf of the filing persons that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these responses, please do not hesitate to call the undersigned at (404) 881-7000.

Very truly yours,
/s/ R. David Patton
R. David Patton

cc:	Derek S. McCandless Paul J. Nozick Gregory M. Chait
LEGAL02/30169663v1